SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

STUDENT TRANSPORTATION INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

86388A108
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Montreal (Quebec) Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,997,018 Common Shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
7,997,018 Common Shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,997,018 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 94,881,876 Common Shares issued and outstanding as at September 30, 2017, as disclosed in Exhibit 99.1 to the Form 6-K filed by the Issuer on November 9, 2017.

Explanatory Note

This Amendment No. 4 to the Schedule 13G of the Caisse (as defined below) is being filed solely in order to change the paragraph of Rule 13d-1 pursuant to which the Caisse’s Schedule 13G, as amended, has been filed from Rule 13d-1(c) to Rule 13d-1(d) in order to reflect the fact that the Caisse was the beneficial owner of more than five percent of the outstanding Common Shares of Student Transportation Inc. at the time the Common Shares became a registered class of equity securities under the Act.

Item 1

(a)	Name of Issuer: Student Transportation Inc. ("Student")

(b)	Address of Issuer's Principal Executive Offices: 160 Saunders Road, Unit 6 Barrie, Ontario, Canada L4N 9A4

Item 2

(a)	Name of person filing: Caisse de dépôt et placement du Québec ("Caisse")

(b)	Address or principal business office or, if none, residence: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3

(c)	Citizenship: Canada

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 86388A108

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned: 7,997,018 Common Shares

(b)	Percent of Class: 9.8%

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote: 7,997,018 Common Shares
(ii)	shared power to vote or direct the vote:
(iii)	sole power to dispose or to direct the disposition: 7,997,018 Common Shares
(iv)	shared power to dispose or to direct the disposition:

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of  the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

Not applicable.

Signature

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Legal Counsel